UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of January, 2003

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 AURIZON MINES LTD.

(Registrant)

Signed "Ian S. Walton"

By:  IAN S. WALTON, Executive Vice-President

and Chief Financial Officer

February 4, 2003

*Print the name and title under the signature of the signing officer.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 1 - 2003

JANUARY 22, 2003
FOR IMMEDIATE RELEASE

AURIZON'S 2002 GOLD PRODUCTION EXCEEDS 33,000 OUNCES.
2003 EXPLORATION PROGRAM FINALIZED

Aurizon Mines Ltd. is pleased to announce that gold production from its 50% interest in the Sleeping Giant mine increased to 33,050 ounces in 2002, compared to 31,900 ounces produced in 2001.  At the Casa Berardi Project, a new surface exploration program totalling approximately 20,000 metres has been approved for 2003.

SLEEPING GIANT

Production increased at Sleeping Giant due to the higher grade of Zone 8.  Preliminary estimates indicate that total cash costs at Sleeping Giant increased to US$242 per ounce compared to US$236 per ounce in 2001, primarily due to lower tonnes processed in accordance with the revised mining plan.

Aurizon's share of targeted production from Sleeping Giant for 2003 is 30,000 ounces of gold at an estimated total cash cost of US$250 per ounce.  A 56,000 metre drill program is scheduled in 2003 to test the depth extensions of the mineralized zones and other high potential sectors of the mine in order to increase mineral reserves and resources.  A shaft deepening program to access mineral resources at depth is currently being evaluated and it is anticipated that a feasibility study will be completed during the first quarter of 2003.  Aurizon's share of capital expenditures at Sleeping Giant is estimated at $3.0 million, comparable to 2002.

	AURIZON GOLD PRODUCTION

	Fourth Quarter		Annual		Target (2)
	2002	2001	2002	2001	2003

Sleeping Giant

Tonnes milled	48,200	52,800	202,800	214,000	161,400

Ore grade (grams/tonne)	10.8	9.3	10.5	9.6	12.1

Gold production (ounces)-100%	16,200	15,200	66,100	63,800	60,800

Aurizon's share - 50%	8,100	7,600	33,050	31,900	30,400

Total cash costs/ounce US$ (1)	$266	$263	$242	$236	$250

(1)     Fourth quarter and annual 2002 costs are estimates only and are unaudited.

(2)    The target production and unit costs per ounce for 2003 are based on the current estimates of the production program for 2003 using an exchange rate of CDN-$1.55= US$1.

Aurizon Mines Ltd.
January 22, 2003
Aurizon's 2002 Gold Production Exceeds 33,000 ounces.
2003 Exploration Program Finalized

CASA BERARDI

Three drill rigs are currently active in the 118-120 zone area east of the West Mine, to develop the geometry and extension of these new zones, which were discovered during 2002.  Completion of this phase of the drill program will be followed by a resource estimation by the end of the first quarter of 2003.

The 2003 drill program, which will total approximately 20,000 metres and cost approximately $2,000,000, will also include further infill drilling in the 118-120 zone area, and step-out drilling between this area and the East Mine.  In addition some geophysical test work will be performed to define targets outside of the mining lease, but within Aurizon's 32,000 acre land position.

As previously announced, Aurizon will shortly commence an underground exploration program in the West Mine area to access zone 113 on the 550 metre level, in order to perform definition drilling and extract a bulk sample.

Aurizon is debt free with working capital of approximately $11 million.  Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its properties is available on Aurizon's website at http://www.Aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager, Investor Relations

at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

GENERAL INSTRUCTIONS

A.         Rules as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.        Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (06-01)        Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: change in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this Form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the Form.

C.        Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 FR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.